Mail Stop 0309
August 31, 2004

Robert K. Reynolds
Chief Financial Officer
Leiner Health Products Inc.
901 East 23rd Street
Carson, California 90745

Re: Leiner Health Products Inc.
	Registration Statement on Form S-4
	File No. 333-118532, Filed August 24, 2004

Dear Mr. Reynolds:

This is to advise you that we have limited our review of the above-captioned filing to the matters identified in the comments that follow.

Where indicated, we think you should revise your filing in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. As you plan to conduct your offering pursuant to the Exxon Capital line of no-action letters, we have considered the factors that make this line of letters available to issuers. Please note that for a transaction to fall under the Exxon Capital line of no-action letters, the new securities must be substantially similar to the original securities. Generally, this means both securities must have the same issuer. An exception to this "same issuer" rule exists for situations in which a new issuer assumes the obligations of the original issuer. For this exception to be available, the new issuer`s assumption of the original issuer`s obligations must have been in a private placement pursuant to Section 4(2) of the Securities Act prior to the time the registration statement is filed or the assumption must have been contemplated in the terms of the original issuance of securities. In that regard, we note that the original issuer of the 11% Senior Subordinated Notes appears to be Mergeco, yet the issuer of the new 11% notes will be Leiner Health Products Inc. Please describe to us the circumstances by which Leiner assumed Mergeco`s obligations under the original notes. Was this assumption contemplated in the original indenture? Please provide a supplemental analysis supporting your determination that the position outlined in the Exxon Capital line of no-action letters is available for your exchange offer.

*        *        *

No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

		We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request at the appropriate time and, pursuant to delegated authority, grant acceleration of the effective date once you have complied with any and all outstanding comments.

 	Please contact Daniel Greenspan at (202) 942-2974 or me at (202) 942-1840 with any questions.

Sincerely,



									Jeffrey Riedler
									Assistant Director


cc:	Carol Anne Huff, Esq.
	Kirkland & Ellis LLP
	200 East Randolph Drive
	Chicago, Illinois 60601


Robert K. Reynolds
Leiner Health Products Inc.
August 31, 2004
Page 1